UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release dated March 7, 2018 of Seanergy Maritime Holdings Corp. titled: "Seanergy Maritime Holdings Corp. Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2017".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: March 7, 2018	By: /s/ Stamatios Tsantanis Name: Stamatios Tsantanis Title: Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2017

Highlights of Fourth Quarter 2017:
▪	Net revenues: $24.3 million in Q4 2017, up 123% compared to $10.9 million in Q4 2016
▪	EBITDA[1]: $7.8 million in Q4 2017, as compared to a negative EBITDA of $1.4 million in Q4 2016
▪	Net loss: $0.1 million in Q4 2017, as compared to a Net loss of $6.9 million in Q4 2016

Highlights of Full Year 2017:
▪	Net revenues: $74.8 million in 2017, up 116% compared to $34.7 million in 2016
▪	EBITDA[1]: $25.5 million in 2017, as compared to a negative EBITDA of $5.7 million in 2016
▪	Net loss of $3.2 million in 2017, as compared to a Net loss of $24.6 million in 2016
▪	Shareholder's equity of $41.3 million, up 34% compared to $30.8 million in 2016

March 7, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the fourth quarter and twelve months ended December 31, 2017.
For the quarter ended December 31, 2017, the Company generated net revenues of $24.3 million, a 123% increase compared to the fourth quarter of 2016. For the twelve month period ended December 31, 2017, net revenues were $74.8 million, up 116% compared to the same period of 2016. As of December 31, 2017, stockholders' equity was $41.3 million and cash and cash equivalents, including restricted cash, was $11.0 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"We are pleased to announce our financial results of the fourth quarter and twelve months ended December 31, 2017. During this period we achieved a strong financial performance through increased charter rates. In addition, we improved our balance sheet by reducing our leverage. This performance was largely made possible by the benefits we are starting to realize from the well-timed positioning of Seanergy in the Capesize sector.
"During the fourth quarter of 2017, our fleet benefited significantly from the stronger Capesize market rates affirming our commercial strategy. In particular, the daily TCE rate1 of our Capesize fleet was $18,505, an increase of 152% as compared to the same period last year. For the twelve months ended December 31, 2017, the daily TCE rate of our Capesize fleet was $13,047, an increase of 152% as compared to the same period last year.
"Better market fundamentals resulted in a substantial enhancement of our financial performance, as EBITDA amounted to $7.8 million in the fourth quarter of 2017 as compared to negative EBITDA of $1.4 million in the same quarter of 2016. Furthermore in the fourth quarter of 2017, we recorded a marginal net loss of $116 thousand, as compared to a net loss of $6.9 million in the same period of 2016.
"During 2017, we further improved our capital structure by reducing our total bank debt by $13.8 million and by increasing our shareholders equity by $10.5 million, an increase of 34% compared to 2016.

1 EBITDA, Adjusted EBITDA and Time Charter Equivalent ("TCE") rate are non-GAAP measures. Please see the reconciliation below of EBITDA and Adjusted EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

"In addition, among the accretive transactions that we concluded in 2017, an additional Capesize vessel was acquired, which increased our fleet's DWT to 1.7 million and boosted our revenue by $3.1 million through the vessel's 214 ownership days for the year in question.
"Based on the appreciation in vessels' value of our recent Capesize acquisitions, along with the material gain by the refinancing of one of our Capesize vessels, we estimate that the total unrealized capital gains and equity accretion created for our shareholders exceeds $29 million, which is 119% greater than the net proceeds we raised from the capital markets since August 2016. We have a proven ability to execute well-timed accretive acquisitions and I strongly believe that we have created a solid foundation that will allow us to capitalize on the rising market conditions.
"Turning to market fundamentals, in 2017 dry bulk charter rates stabilized at higher levels than in previous years, as the Baltic Capesize Index (BCI) averaged about 2,108 points, which is 105% higher than the average level recorded in 2016. Furthermore, as the orderbook for standard size Capesize vessels is currently at historical low levels, we are cautiously optimistic that the limited growth in vessel supply will reflect positively on day-rates and vessel values through 2018 and 2019. Demand is expected to outpace the limited vessel supply in 2018, on the back of a 2.7% projected growth rate for dry bulk trade volumes with growth in seaborne transportation of Capesize commodities expected at 2.4%, while growth in iron ore ton-miles exceeding 4.3%.2
"As of the date of this release, in the first quarter of 2018, approximately 78% of our Capesize available days are fixed at an average daily rate of approximately $15,920.For comparison purposes, our current Capesize rate is 42% higher than the average Baltic Capesize rate of Q1 2017 and 489% higher than the average Baltic Capesize rate of Q1 2016."
Company Fleet:
Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership (1)	Capesize	179,213	2012	Hyundai
Knightship	Capesize	178,978	2010	Hyundai
Lordship (2)	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
Total / Average		1,682,582	8.9 years
(1)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on June 13, 2017 for a period of employment of about 12 months to about 18 months at a gross daily rate of $16,200.

(2)
This vessel is being chartered by a major European charterer and was delivered to the charterer on June 28, 2017 for a period of about 18 months to about 22 months. The net daily charter hire is calculated at an index linked rate based on the five time charter routes rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

2 Clarkson Research Services Ltd.

Fleet Data:
(U.S. Dollars in thousands)
	Q4 2017	Q4 2016	FY 2017	FY 2016
Ownership days (1)	1,012	786	3,864	2,978
Available days (2)	1,012	722	3,851	2,741
Operating days (3)	907	649	3,339	2,444
Fleet utilization (4)	89.6%	82.6%	86.4%	82.1%
TCE rate (5)	$17,006	$7,539	$11,945	$5,587
Daily Vessel Operating Expenses (6)	$5,488	$4,613	$4,985	$4,618
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the twelve months ended December 31, 2017, the Company incurred 13 off-hire days for one vessel drydocking.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues. In the quarter ended December 31, 2017, the Company incurred 97 off-hire days between voyages and 8 off-hire days due to other unforeseen circumstances. In the twelve months ended December 31, 2017, the Company incurred 499 off-hire days between voyages and 13 off-hire days due to other unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)
Time Charter Equivalent (TCE) rate is defined as the Company's net revenue less voyage expenses during a period divided by the number of the Company's operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company's management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance. The Company's calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company's net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q4 2017	Q4 2016	FY 2017	FY 2016
Net revenues from vessels	24,289	10,871	74,834	34,662
Less: Voyage expenses	8,865	5,978	34,949	21,008
Net operating revenues	15,424	4,893	39,885	13,654
Operating days	907	649	3,339	2,444
TCE rate	17,006	7,539	11,945	5,587

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods. The Company's calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company's vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q4 2017	Q4 2016	FY 2017	FY 2016
Vessel operating expenses	5,549	4,139	19,598	14,251
Less: Pre-delivery expenses	(5)	513	337	499
Vessel operating expenses before pre-delivery expenses	5,554	3,626	19,261	13,752
Ownership days	1,012	786	3,864	2,978
Daily Vessel Operating Expenses	5,488	4,613	4,985	4,618
EBITDA, Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q4 2017	Q4 2016	FY 2017	FY 2016
Net loss	(116)	(6,893)	(3,235)	(24,623)
Add: Net interest expense	4,921	3,014	17,352	9,831
Add: Depreciation and amortization	3,004	2,410	11,388	9,087
Add: Taxes	(22)	34	-	34
EBITDA	7,787	(1,435)	25,505	(5,671)
Less: Gain on Debt Refinancing	-	-	11,392	-
Adjusted EBITDA	7,787	(1,435)	14,113	(5,671)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude the gain on debt refinancing that the Company believes is not indicative of the ongoing performance of its core operations.
EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely-used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly-titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
Subsequent Developments:
Loan Facility – extension of maturity date
In January 2018 the Company extended the maturity date of its amended and restated loan facility with Jelco Delta Holdings Corp., an entity affiliated with the Company's principal shareholder, which is dated November 28, 2016. The final maturity date was extended from January 29, 2018 to January 28, 2019.

Conference Call:
As previously announced, today, Wednesday, March 7, 2018 at 9:00 a.m. Eastern Time, the Company's management will host a conference call to present the financial results.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".
A replay of the conference call will be available until Wednesday, March 14, 2018. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast: There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2017	December 31, 2016 *
ASSETS
Cash and restricted cash	11,039	15,908
Vessels, net	254,730	232,109
Other assets	9,936	9,517
TOTAL ASSETS	275,705	257,534

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	195,021	208,798
Convertible promissory note	6,785	1,297
Due to related parties	17,342	5,878
Other liabilities	15,244	10,729
Stockholders' equity	41,313	30,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	275,705	257,534

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016 *
Revenues:
Vessel revenue, net	24,289	10,871	74,834	34,662
Expenses:
Voyage expenses	(8,865)	(5,978)	(34,949)	(21,008)
Vessel operating expenses	(5,549)	(4,139)	(19,598)	(14,251)
Management fees	(264)	(247)	(1,016)	(895)
General and administrative expenses	(1,783)	(1,924)	(5,081)	(4,134)
Depreciation and amortization	(3,004)	(2,410)	(11,388)	(9,087)
Operating income / (loss)	4,824	(3,827)	2,802	(14,713)
Other income / (expenses):
Interest and finance costs	(4,959)	(3,034)	(17,399)	(9,851)
Gain on debt restructuring	-	-	11,392	-
Other, net	(3)	2	(30)	(25)
Total other expenses, net:	(4,962)	(3,032)	(6,037)	(9,876)
Net loss before income taxes	(138)	(6,859)	(3,235)	(24,589)
Income taxes	22	(34)	-	(34)
Net loss	(116)	(6,893)	(3,235)	(24,623)

Net loss per common share, basic	0.00	(0.29)	(0.09)	(1.20)
Weighted average number of common shares outstanding, basic	36,601,746	23,408,126	35,845,890	20,553,007

* Derived from the audited consolidated financial statements as of and for the period as of that date.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.9 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com